UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti plc Announces Board Committee and Board Role Changes

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

ANGLOGOLD ASHANTI PLC ANNOUNCES BOARD COMMITTEE AND BOARD ROLE CHANGES

AngloGold Ashanti plc (the “Company”) announces that with effect from 1 January, the membership of its Board Committees will be as follows:

Audit and Risk Committee
Alan Ferguson (Chair)
Kojo Busia
Bruce Cleaver
Rhidwaan Gasant
Al Garner
Jinhee Magie
Diana Sands

Compensation and Human Resources Committee
Al Garner (Chair)
Alan Ferguson
Rhidwaan Gasant
Nicky Newton-King
Diana Sands

Nominations and Governance Committee
Jochen Tilk (Chair)
Rhidwaan Gasant
Alan Ferguson
Al Garner
Diana Sands

Social, Ethics and Sustainability Committee
Bruce Cleaver (Chair)
Kojo Busia
Rhidwaan Gasant
Jinhee Magie
Nicky Newton-King

In addition, Rhidwaan Gasant, Lead Independent Director, has informed the Company that he will not stand for re-appointment at the Company’s Annual General Meeting in May 2025 and will therefore retire as a non-executive director from the conclusion of the meeting.

“On behalf of the Board, I would like to thank Rhidwaan for the significant contribution he has made to AngloGold Ashanti over his tenure as director, and in particular as Lead Independent Director,” said Chairman Jochen Tilk. “We wish him all the very best in his future endeavours."

The Board of Directors is pleased to appoint Alan Ferguson as Lead Independent Director from this date. Alan Ferguson will step down as the Audit and Risk Committee Chair from the conclusion of the 2025 AGM but will continue to serve as a member of the Committee. Diana Sands will succeed Mr Ferguson as Chair of the Audit and Risk Committee. All appointments are subject to the directors’ re-appointment by shareholders at the next AGM.

ENDS
20 December 2024

London, Denver, Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 20 December 2024

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary